CUSIP No. 897085106	13G	Page 1 of 9 Pages

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1) (1)

Tropicana Las Vegas Hotel and Casino, Inc.

(Name of Issuer)

Class A Common Stock, $0.01 par value

(Title of Class of Securities)

897085106

(CUSIP Number)

December 31, 2011

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

(1)	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 9 Pages

CUSIP No. 897085106	13G	Page 2 of 9 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Candlewood Special Situations Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 26,906
	6	SHARED VOTING POWER 12,101,822
	7	SOLE DISPOSITIVE POWER 26,906
	8	SHARED DISPOSITIVE POWER 12,101,822
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,101,822
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 100%*
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

*	Percentage calculated on the basis of 12,101,822 shares of Class A Common Stock issued and outstanding on December 31, 2011 as reported by the Issuer to all of the Company’s stockholders who are party to that certain Stockholders’ Agreement, dated as of July 1, 2009, which contains certain agreements as to voting and is more fully described in the Form 10-12G/A filed by the Issuer on May 28, 2010.

Page 2 of 9 Pages

CUSIP No. 897085106	13G	Page 3 of 9 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Candlewood Special Situations General, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 26,906
	6	SHARED VOTING POWER 12,101,822
	7	SOLE DISPOSITIVE POWER 26,906
	8	SHARED DISPOSITIVE POWER 12,101,822
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,101,822
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 100%*
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

Page 3 of 9 Pages

CUSIP No. 897085106	13G	Page 4 of 9 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Candlewood Investment Group, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 26,906
	6	SHARED VOTING POWER 12,101,822
	7	SOLE DISPOSITIVE POWER 26,906
	8	SHARED DISPOSITIVE POWER 12,101,822
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,101,822
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 100%*
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IA

Page 4 of 9 Pages

CUSIP No. 897085106	13G	Page 5 of 9 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Michael Lau
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 26,906
	6	SHARED VOTING POWER 12,101,822
	7	SOLE DISPOSITIVE POWER 26,906
	8	SHARED DISPOSITIVE POWER 12,101,822
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,101,822
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 100%*
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

Page 5 of 9 Pages

CUSIP No. 897085106	13G	Page 6 of 9 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) David Koenig
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 26,906
	6	SHARED VOTING POWER 12,101,822
	7	SOLE DISPOSITIVE POWER 26,906
	8	SHARED DISPOSITIVE POWER 12,101,822
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,101,822
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 100%*
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

Page 6 of 9 Pages

CUSIP No. 897085106	13G	Page 7 of 9 Pages

Schedule 13G

Item 1	(a).	Name of Issuer:

Tropicana Las Vegas Hotel and Casino, Inc. (the “Company”)

Item 1	(b).	Address of Issuer’s Principal Executive Offices:

3801 Las Vegas Boulevard South, Las Vegas, Nevada 89109

Item 2	(a).	Name of Persons Filing:

Candlewood Special Situations Fund, L.P., a Delaware limited partnership (the “Fund”); Candlewood Special Situations General, LLC, a Delaware limited liability company (the “GP”) which serves as the general partner to the Fund; Candlewood Investment Group, LP, a Delaware limited partnership (the “Investment Manager”) which serves as investment manager to the Fund; and Mr. Michael Lau (“Mr. Lau”) and Mr. David Koenig (“Mr. Koenig”, and together with the Fund, the GP, the Investment Manager and Mr. Lau, the “Reporting Persons”), who are the Managing Partners of the Investment Manager and control its business activities.

Item 2	(b).	Address of Principal Business Office or, if None, Residence:

777 Third Avenue, Suite 19B, New York, New York 10017

Item 2	(c).	Citizenship:

the Fund: Delaware; the GP: Delaware; the Investment Manager: Delaware; Mr. Lau and Mr. Koenig: United States of America

Item 2	(d).	Title of Class of Securities:

Class A Common Stock, par value $0.01 per share (the “Common Stock”)

Item 2	(e).	CUSIP Number:

897085106

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

Not applicable.

Page 7 of 9 Pages

CUSIP No. 897085106	13G	Page 8 of 9 Pages

Item 4.	Ownership.

As more fully described in the Form 10-12G/A filed by the Company on May 28, 2010, all of the Company’s stockholders are parties to that certain Stockholders’ Agreement, dated as of July 1, 2009 (the “Stockholders’ Agreement”), which contains certain agreements as to voting. As a result, all of the Company’s stockholders, including the Fund, may be deemed to be a group for the purposes of Section 13 of the Securities and Exchange Act of 1934, as amended, with each stockholder being deemed to have beneficial ownership of all of the shares owned by the group. However, except as otherwise noted, each of the Reporting Persons disclaims beneficial ownership of shares of the Company’s capital stock not held directly by the Fund.

(a) Amount beneficially owned:

12,101,822 shares. These shares represent 100% of the issued and outstanding Common Stock of the Company, including for this purpose shares of Common Stock issuable upon conversion of shares of preferred stock of the Company. The Reporting Persons share voting and dispositive power over the 26,906 shares of Common Stock held directly by the Fund, comprising 20,138 shares of Common Stock and 6,768 shares of Common Stock issuable upon the conversion of shares of preferred stock of the Company. Each of the Reporting Persons disclaims beneficial ownership of these securities (except to the extent of any pecuniary interest therein), and this report shall not be deemed an admission that either of them is the beneficial owner of such securities for purposes of Section 13(d) or Section 16 of the Securities Exchange Act of 1934, as amended, or for any other purposes.

(b) Percent of class:

100%

(c) Number of shares as to which the Reporting Persons have:

(i) Sole power to vote or to direct the vote:

26,906

(ii) Shared power to vote or to direct the vote:

12,101,822

(iii) Sole power to dispose or to direct the disposition of:

26,906

(iv) Shared power to dispose or to direct the disposition of:

12,101,822

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Other than as set forth herein, no other person has the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the securities reported herein.

Item 7.	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Page 8 of 9 Pages

CUSIP No. 897085106	13G	Page 9 of 9 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2012	CANDLEWOOD SPECIAL SITUATIONS FUND, L.P.
	By:	Candlewood Special Situations General, LLC, its General Partner

	By:	/s/ Michael Lau
	Name:	Michael Lau
	Title:	Managing Member

CANDLEWOOD SPECIAL SITUATIONS GENERAL, LLC

	By:	/s/ Michael Lau
	Name:	Michael Lau
	Title:	Managing Member

CANDLEWOOD INVESTMENT GROUP, LP

	By:	/s/ Michael Lau
	Name:	Michael Lau
	Title:	Chief Executive Officer

/s/ Michael Lau
Michael Lau

/s/ David Koenig
David Koenig

Page 9 of 9 Pages